Mail Stop 4720

September 18, 2009

Elliot S. Orol
Senior Vice President, General Counsel and Secretary
Tower Group, Inc.
120 Broadway (31st Floor)
New York, New York 10271

Scott W. Goodreau, Esq.
Senior Vice President, General Counsel, Administration and Corporate Relations,
and Secretary
Specialty Underwriters' Alliance, Inc.
222 S. Riverside Plaza
Suite 1600
Chicago, IL 60606-6001

   Re: **Tower Group, Inc.**
     Registration Statement on Form S-4/A
     Filed September 9, 2009
     File No. 333-160961

     Specialty Underwriters' Alliance, Inc.
     PRER 14A
     Filed September 9, 2009
     File No. 000-50891

Dear Messrs. Orol and Goodreau:

   We have conducted a limited review of your filings. Our review was limited to legal issues and did not include a review of the financial statements and disclosures related to accounting issues. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRER 14A

General

1. We are in the process of reviewing your Form 10-K for the period ended December 31, 2008. All outstanding comments related to the Form 10-K will need to be fully resolved before we can clear your proxy filing for mailing to shareholders.

2. Please review our comments below related to the Tower Group, Inc. Form S-4/A and conform the related disclosure in your proxy filing accordingly.

FORM S-4/A

General

3. We are in the process of reviewing your Form 10-K for the period ended December 31, 2008. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement on Form S-4 until we resolve all issues concerning the Form 10-K.

Summary, page 1
Material U.S. Federal Income Tax Consequences, page 4

4. We note your supplemental response to our prior Comment 11. Please revise this section of the filing to state that neither Tower nor SUA intends to waive the condition to consummation of the merger that tax opinions are received from each company's counsel indicating that the merger will be a Section 368(a) reorganization for tax purposes. Please state in this section and in the full Material U.S. Federal Income Tax Consequences section on page 64 that you intend to resolicit shareholder approval if such a waiver were to occur.

Conditions to Completion of the Merger, page 5

>   5. We note your supplemental response to our prior Comment 12. Please revise this section of your filing to reflect the information provided in your supplemental response to our prior Comment 12.

The Merger, page 36

Background of the Merger, page 36

>   6. Please refer to our prior Comment 23. Please confirm to us supplementally that the revised disclosure on page 37 regarding the private equity fund includes a discussion of all material terms of the proposed transaction.

Material U. S. Federal Income Tax Consequences, page 64

>   7. Please note that Item 601(b)(8) permits the tax opinion to be conditioned or qualified, provided the conditions or qualifications are adequately described in the registration statement. Accordingly, please revise your disclosure in this section to describe all the conditions and qualifications set forth in the tax opinions of Debevoise & Plimpton LLP and Stroock & Stroock & Lavan LLP.

>   8. We note that registrant considered deleting disclosure about the delivery of the tax opinions that are required upon closing but chose to retain this disclosure. We will not object to you retaining this disclosure. However, you must expand this section to clarify and discuss the material tax consequences that counsels believe will apply as of the date they will deliver their short form tax opinion and to which they refer in such short form tax opinions. As currently written, the first paragraph claims that the discussion represents counsels' opinions but the disclosure that follows does not set forth counsels' opinions. The disclosure still only describes the opinions that counsels will be required to deliver to the companies prior to consummation of the merger. For example, instead of saying on page 65 that the merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the tax code and that certain consequences thereof are anticipated, the disclose must clearly state that Strook & Strook & Lavan and Debevoise & Plimpton believe that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code and then explain what counsels believe will be the tax consequences as a result thereof. Please revise this section throughout accordingly.

Annex B Fairness Opinion of FBR Capital Markets & Co., dated June 21, 2009, page B-1

9. Please refer to our prior Comment 51. In the fairness opinion and in the section entitled Opinion of SUA's Financial Advisor on page 47, please disclose the basis for FBR's belief that the opinion does not confer rights or remedies upon the shareholders. Describe any applicable state law authority supporting this assertion. In the absence of applicable state law authority supporting the assertion that shareholders cannot rely upon the opinion to support any claims against FBR arising under applicable state law, disclose that the availability of rights and remedies will be resolved by a court of competent jurisdiction. Also disclose that the resolution of the question of available rights and remedies will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the question of available rights and remedies will have no effect on the rights and responsibilities of either FBR or the board of directors under the federal securities laws.

Exhibits and Financial Schedules, page II-2
Exhibit 5.1

10. In the legal and tax opinion drafts provided with your correspondence as Exhibit A, Exhibit B and Exhibit C, we note that counsel has assumed "the legal capacity of all natural persons executing documents." Please note, in rendering its opinion, counsel cannot assume that the officers executing certificates or documents have the legal authority to do. This is a conclusion of law which is a necessary requirement of the ultimate legal opinion being furnished by counsel. Accordingly, please remove this assumption from the opinions to be filed by amendment.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Nandini Acharya at (202) 551-3495 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Christopher Doyle, Esq.
       Stroock & Stroock & Lavan LLP
       180 Maiden Lane
       New York, NY 10038

cc: Matthew E. Kaplan, Esq.
       Debevoise & Plimpton LLP
       919 Third Avenue
       New York, NY 10022